EXHIBIT 99.1

Westport Announces $6.5 Million Milestone Payment From Light-Duty Divestiture

~ Previously announced Light-Duty divestiture providing non-dilutive capital that strengthens Westport’s cash position~

VANCOUVER, British Columbia, Feb. 04, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq: WPRT), a supplier of alternative fuel systems and components for the global transportation industry, today announced that it has received $6.5 million (Euro 5.5 million) as part of its previously announced sale of the Light-Duty segment. The escrow payment was triggered under the terms of the sale agreement following the achievement of a defined post-closing milestone.

“This milestone payment reflects continued progress in the post-closing steps of our Light-Duty business divestiture,” said Elizabeth Owens, Chief Financial Officer at Westport. “While additional payments are expected as the transaction phases are completed, this interim payment strengthens our cash position today to support ongoing operations and our strategic initiatives. We remain disciplined in executing the remaining elements of the divestiture process along with our ongoing operational efficiency improvements.”

Additional information relating to the Light-Duty divestiture can be found in news releases posted on Westport’s website HERE.

About Westport
Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada. For more information, visit Westport.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the receipt and timing of additional milestone-based payments related to the divestiture of our Light-Duty business, the impact of the Euro 5.5 million escrow release disclosed herein, expectations regarding our cash position, and our ongoing operational and strategic initiatives, including efficiency improvements. These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause actual results to differ materially from those expressed or implied. These risks, uncertainties and assumptions include those related to the completion of remaining post-closing obligations connected to the Light-Duty divestiture, the timing and satisfaction of conditions required for any additional milestone payments, general economic conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, foreign exchange rate fluctuations, supply-chain factors and other risks and assumptions described in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date of publication. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Westport Investor Relations
T: +1 604-718-2046